UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 6
to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.
(Name of Subject Company)

ROCHE HOLDINGS, INC.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

350465100
(Cusip Number of Class of Securities)

Frederick C. Kentz III
Roche Holdings, Inc.
1 DNA Way, MS #24,
South San Francisco, CA 94080
Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 6 (“Amendment No. 6”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on February 2, 2015 by Roche Holdings, Inc., a Delaware corporation (“Purchaser”). This Amendment No. 6 and the Schedule TO relate to the offer by Purchaser to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation, at a purchase price of $50.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).

 Capitalized terms used, but not otherwise defined, in this Amendment No. 6 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6.

The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on April 6, 2015. Based on the preliminary tabulation by the Depositary, a total of 17,484,326 Shares were validly tendered and not validly withdrawn in the Offer (excluding all Shares tendered by notice of guaranteed delivery for which certificates have not yet been delivered), which, when added to the Shares already owned by Roche and its affiliates and the Issuance Shares, represent approximately 62.8% of the outstanding Shares on a fully diluted basis as of the Acceptance Time (including the Issuance Shares). In addition, the Depositary has advised that a total of 1,859,149 Shares were tendered by notice of guaranteed delivery, representing approximately 5.1% of the outstanding Shares on a fully diluted basis as of the Acceptance Time (including the Issuance Shares).

All conditions to the Offer having been satisfied or waived, on April 7, 2015, Purchaser accepted for payment 15,604,288 Shares. Because the Offer was oversubscribed, the number of Shares that Purchaser will purchase from each tendering stockholder will be prorated to limit Purchaser’s aggregate purchase to 15,604,288 Shares. Based on the preliminary information provided by the Depositary, and including all Shares tendered by notice of guaranteed delivery, we estimate that the proration factor for the Offer will be approximately 80.7%.

The Shares to be purchased and the proration factor are preliminary and subject to confirmation by the Depositary of the proper delivery of Shares tendered (including by notice of guaranteed delivery). The final results of the Offer, including the final proration factor, will be announced following the expiration of the guaranteed delivery period and completion of the confirmation process.

Payment for Shares accepted for purchase by Purchaser will be made promptly in accordance with the terms of the Offer following determination of the final proration factor and taking into account adjustments to avoid purchases of fractional shares. All Shares tendered in the Offer but not accepted for purchase will be returned to the tendering stockholders.

On April 7, 2015, Roche issued a media release relating to the expiration of the Offer. The media release is attached as Exhibit (a)(5)(vii) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(vii)	Media Release issued by Roche Holdings, Inc. on April 7, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2015

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of February 2, 2015.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and associated instructions).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on February 2, 2015.

(a)(5)(i)
Media Release issued by Roche on January 12, 2015 (incorporated by reference to Exhibit 99.1 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(ii)
Key Messages and Q&A dated January 12, 2015 (incorporated by reference to Exhibit 99.2 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(iii)
Presentation used for investor relations conference call dated January 12, 2015 (incorporated by reference to Exhibit 99.3 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(iv)	Media Release issued by Roche Holdings, Inc. on February 2, 2015.
(a)(5)(v)	Media Release issued by Roche Holdings, Inc. on March 2, 2015.
(a)(5)(vi)
Media Release issued by Foundation Medicine, Inc. on March 23, 2015 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on March 23, 2015).

(a)(5)(vii)*	Media Release issued by Roche Holdings, Inc. on April 7, 2015.
(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Transaction Agreement, dated as of January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Foundation Medicine, Inc.
with the Securities and Exchange Commission on January 12, 2015).

(d)(2)
Investor Rights Agreement, dated as of January 11, 2015, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and the other stockholders named as a party thereto (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on January 12, 2015).

(d)(3)
Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Third Rock Ventures, L.P. (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(4)
Tender and Support Agreement, dated as of January 11, 2015, by and among Roche Holdings, Inc., Kleiner Perkins Caufield & Byers XIV, LLC and KPCB XIV Founders Fund, LLC (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(5)
Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Google Ventures 2011, L.P. (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(6)
Tax Sharing Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Foundation Medicine, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Foundation Medicine, Inc.
with the Securities and Exchange Commission on January 12, 2015).

(d)(7)	Confidentiality Agreement, dated as of September 4, 2014, between Roche Holdings, Inc. and Foundation Medicine, Inc.

d(8)†
Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.2 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

Exhibit No.	Description

d(9)†
Ex-US Commercialization Agreement, by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated January 11, 2015 (incorporated by reference to Exhibit 10.3 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(10)†
US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(11)†
Binding Term Sheet for an In Vitro Diagnostics Collaboration by and between Foundation Medicine, Inc. and F. Hoffman-La Roche Ltd, dated January 11, 2015 (incorporated by reference to Exhibit 10.5 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
†
Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission